SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

Series A Liberty Formula One Common Stock, par value $0.01 per share;

Series B Liberty Formula One Common Stock, par value $0.01 per share;

Series A Liberty Live Common Stock, par value $0.01 per share; and

Series B Liberty Live Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty SiriusXM Common Stock: 531229813

Series B Liberty SiriusXM Common Stock: 531229797

Series A Liberty Formula One Common Stock: 531229771

Series B Liberty Formula One Common Stock: 531229763

Series A Liberty Live Common Stock: 531229748

Series B Liberty Live Common Stock: 531229730

(CUSIP Numbers)

John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	531229813 (LSXMA) 531229797 (LSXMB) 531229771 (FWONA) 531229763 (FWONB) 531229748 (LLYVA) 531229730 (LLYVB)

1	Names of Reporting Persons John C. Malone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
Series A Liberty SiriusXM Common Stock: 964,685 (1, 2, 3, 5)
Series B Liberty SiriusXM Common Stock: 9,346,654 (1, 4, 5, 6)
Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)
Series B Liberty Formula One Common Stock: 2,336,663 (1, 4, 5, 6)
Series A Liberty Live Common Stock: 251,492 (1, 2, 3, 5)
Series B Liberty Live Common Stock: 2,436,670 (1, 4, 5, 6)
8	Shared Voting Power
Series A Liberty SiriusXM Common Stock: 0
Series B Liberty SiriusXM Common Stock: 108,687 (7)
Series A Liberty Formula One Common Stock: 0
Series B Liberty Formula One Common Stock: 27,171 (7)
Series A Liberty Live Common Stock: 0
Series B Liberty Live Common Stock: 28,333 (7)
9	Sole Dispositive Power
Series A Liberty SiriusXM Common Stock: 964,685 (1, 2, 3, 5)
Series B Liberty SiriusXM Common Stock: 9,346,654 (1, 4, 5, 6)
Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)
Series B Liberty Formula One Common Stock: 2,336,663 (1, 4, 5, 6)
Series A Liberty Live Common Stock: 251,492 (1, 2, 3, 5)
Series B Liberty Live Common Stock: 2,436,670 (1, 4, 5, 6)
10	Shared Dispositive Power
Series A Liberty SiriusXM Common Stock: 0
Series B Liberty SiriusXM Common Stock: 108,687 (7)
Series A Liberty Formula One Common Stock: 0
Series B Liberty Formula One Common Stock: 27,171 (7)
Series A Liberty Live Common Stock: 0
Series B Liberty Live Common Stock: 28,333 (7)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
Series A Liberty SiriusXM Common Stock: 964,685 (1, 2, 3, 5)
Series B Liberty SiriusXM Common Stock: 9,455,341 (1, 4, 5, 6, 7)
Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)
Series B Liberty Formula One Common Stock: 2,363,834 (1, 4, 5, 6, 7)
Series A Liberty Live Common Stock: 251,492 (1, 2, 3, 5)
Series B Liberty Live Common Stock: 2,465,003 (1, 4, 5, 6, 7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
Series A Liberty SiriusXM Common Stock: Less than 1% (8)
Series B Liberty SiriusXM Common Stock: 96.8% (8)
Series A Liberty Formula One Common Stock: 1.0% (8)
Series B Liberty Formula One Common Stock: 97.0% (8)
Series A Liberty Live Common Stock: Less than 1% (8)
Series B Liberty Live Common Stock: 96.8% (8)
14	Type of Reporting Person (see instructions) IN

(1) Includes 101,778 shares of Liberty Media Corporation’s (the “Issuer”) Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), 286,086 shares of the Issuer’s Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), 25,444 shares of the Issuer’s Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), 57,641 shares of the Issuer’s Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock”), 26,533 shares of the Issuer’s Series A Liberty Live common stock, par value $0.01 per share (the “Series A Liberty Live Common Stock”) and 73,988 shares of the Issuer’s Series B Liberty Live common stock, par value $0.01 per share (the “Series B Liberty Live Common Stock”) held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Formula One Common Stock, or Series A Liberty Live Common Stock issuable upon conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock, respectively, beneficially owned by Mr. Malone; however, if such shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock were included, Mr. Malone would have beneficial ownership of (a) 10,420,026 shares of Series A Liberty SiriusXM Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty SiriusXM Common Stock would be 9.7% of the total outstanding shares of Series A Liberty SiriusXM Common Stock, subject to the relevant footnotes set forth herein, (b) 2,605,004 shares of Series A Liberty Formula One Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Formula One Common Stock would be 9.9% of the outstanding shares of Series A Liberty Formula One Common Stock, subject to the relevant footnotes set forth herein and (c) 2,716,495 shares of Series A Liberty Live Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Live Common Stock would be 9.7% of the outstanding shares of Series A Liberty Live Common Stock, subject to the relevant footnotes set forth herein.

(3) Includes 250,000 shares of Series A Liberty SiriusXM Common Stock, 62,500 shares of Series A Liberty Formula One Common Stock and 65,175 shares of Series A Liberty Live Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(4) Includes 379,553 shares of Series B Liberty SiriusXM Common Stock, 122,649 shares of Series B Liberty Formula One Common Stock and 100,137 shares of Series B Liberty Live Common Stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(5) Includes 612,907 shares of Series A Liberty SiriusXM Common Stock, 8,681,015 shares of Series B Liberty SiriusXM Common Stock, 153,226 shares of Series A Liberty Formula One Common Stock, 2,156,373 shares of Series B Liberty Formula One Common Stock, 159,784 shares of Series A Liberty Live Common Stock and 2,262,545 shares of Series B Liberty Live Common Stock held in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke such trust at any time.

(6) The Exchange Agreement (as defined and described in Item 6 of Amendment No. 4 (as defined below)) contains certain provisions relating to the transfer of the Series B Liberty SiriusXM Common Stock, Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock beneficially owned by Mr. Malone.

(7) Includes 108,687 shares of Series B Liberty SiriusXM Common Stock, 27,171 shares of Series B Liberty Formula One Common Stock and 28,333 shares of Series B Liberty Live Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Calculated based upon the 98,128,712 shares of Series A Liberty SiriusXM Common Stock, 9,767,336 shares of Series B Liberty SiriusXM Common Stock, 23,981,960 shares of Series A Liberty Formula One Common Stock, 2,437,583 shares of Series B Liberty Formula One Common Stock, 25,558,625 shares of Series A Liberty Live Common Stock and 2,546,146 shares of Series B Liberty Live Common Stock in each case, outstanding as of October 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. At the option of the holder, each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock, Series A Liberty Formula One Common Stock, and Series A Liberty Live Common Stock, respectively. Each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Formula One Common Stock and Series B Liberty Live Common Stock is entitled to 10 votes, whereas each share of Series A Liberty SiriusXM Common Stock, Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.9% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 8)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 8 to Schedule 13D (this “Amendment,” and together with the Schedule 13D (as defined below), the “Statement”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 (“Amendment No. 2”), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 (“Amendment No. 3”), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 (“Amendment No. 4”), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 (“Amendment No. 5”), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 (“Amendment No. 6”) and Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 (“Amendment No. 7” and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”), and relates to (i) the Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), (ii) the Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock” and, together with the Series A Liberty SiriusXM Common Stock, the “Liberty SiriusXM Common Stock”), (iii) the Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), (iv) the Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock” and, together with the Series A Liberty Formula One Common Stock, the “Liberty Formula One Common Stock”), (v) the Series A Liberty Live common stock, par value $0.01 per share (the “Series A Liberty Live Common Stock”) and (vi) the Series B Liberty Live common stock, par value $0.01 per share (the “Series B Liberty Live Common Stock” and, together with the Series A Liberty Live Common Stock, the “Liberty Live Common Stock” which, collectively with the Liberty SiriusXM Common Stock and the Liberty Formula One Common Stock, are referred to as the “Common Stock”) of Liberty Media Corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last three paragraphs thereof and supplemented to include the following information:

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

On September 22, 2023, the Issuer communicated a proposal to the special committee (the “Special Committee”) of the board of directors of Sirius XM Holdings Inc. (“Sirius XM”) which outlined the terms of a proposed combination of the Issuer’s Liberty SiriusXM tracking group stock (“LSXM”) with Sirius XM to form a new, consolidated public company.

On December 11, 2023, the Issuer entered into definitive agreements whereby, subject to the terms thereof, Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“New Sirius”), would split-off from the Issuer, and Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Sirius (“Merger Sub”), would combine with Sirius XM to create a new public company. The transactions would be effectuated by means of a redemptive split-off of New Sirius (the “Split-Off), which will own all of the assets and liabilities attributed to LSXM, followed by New Sirius combining with Sirius XM through the merger of Merger Sub with and into Sirius XM, with Sirius XM surviving the merger as a wholly owned subsidiary of New Sirius (the “Merger” and together with the Split-Off, the “Transactions”).

To effect the Transactions, on December 11, 2023, the Issuer entered into (i) a Reorganization Agreement (the “Reorganization Agreement”) with Sirius XM and New Sirius, and (ii) an Agreement and Plan of Merger (the “Merger Agreement”) with New Sirius, Sirius XM and Merger Sub.

In connection with the Reorganization Agreement and the Merger Agreement, on December 11, 2023, each of The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Remainder Unitrust (collectively, the “Malone Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with the Issuer, New Sirius and Sirius XM.

The terms of the Reorganization Agreement, Merger Agreement and Voting Agreement are summarized below.

Reorganization Agreement

Pursuant to, and subject to the terms and conditions of, the Reorganization Agreement, the Split-Off would be accomplished by a redemption by the Issuer of each outstanding share of Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, and Series C Liberty SiriusXM common stock, par value $0.01 per share, in exchange for a number of shares of common stock of New Sirius, par value $0.001 per share (“New Sirius Common Stock”), equal to the Exchange Ratio (as defined in the Reorganization Agreement), with cash paid in lieu of any fractional shares of New Sirius Common Stock. As a result of the Split-Off, New Sirius would become an independent, publicly traded company with one class of common stock outstanding immediately following the Split-Off, and its sole assets and liabilities will consist of all of the businesses, assets and liabilities attributed to LSXM (collectively, the “New Sirius Assets and Liabilities”).

For further information on the Split-Off and the Reorganization Agreement, including further information regarding the Exchange Ratio, see the Form 8-K filed by the Issuer with the SEC on December 12, 2023 (the “Form 8-K”).

Merger Agreement

The Merger Agreement provides that, concurrently with (but following) the Split-Off, Merger Sub will be merged with and into Sirius XM, with Sirius XM surviving the Merger as a wholly owned subsidiary of New Sirius. Upon completion of the Split-Off and the Merger, New Sirius would own and hold, directly or indirectly, the New Sirius Assets and Liabilities (other than liabilities satisfied in connection with the Merger), and Sirius XM would become a wholly owned subsidiary of New Sirius.

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, each share of common stock of Sirius XM, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the Merger, other than shares held by Sirius XM as treasury stock or beneficially owned by New Sirius and its subsidiaries) would be converted into the right to receive one share of New Sirius Common Stock.

For further information on the Merger and the Merger Agreement, see the Form 8-K.

Voting Agreement

The Voting Agreement provides that, among other things, the Malone Stockholders will vote their respective shares of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock, representing approximately 48% of the total voting power of the issued and outstanding shares of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock in the aggregate, in favor of the Split-Off and the transactions contemplated thereby, except that they will only vote shares representing approximately 33.37% in favor of thereof in the event that the Board does so change its recommendation and Sirius XM elects not to terminate the Merger Agreement.

In addition, subject to certain conditions, the Malone Stockholders have agreed to vote their respective shares of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock subject to the Voting Agreement against any SplitCo Takeover Proposal (as defined in the Merger Agreement) and certain other matters. The Voting Agreement will automatically terminate upon, among other events, the termination of the Merger Agreement or the Reorganization Agreement in accordance with their respective terms. Under the Voting Agreement, each of Sirius XM and New Sirius, jointly and severally, has agreed to indemnify each Malone Stockholder for certain losses incurred in connection with or arising out of the Voting Agreement or the performance of such Malone Stockholder’s obligations thereunder, including, subject to certain conditions, reasonable fees and expenses of such Malone Stockholder incurred in the defense of any such claim brought by a third party. In addition, Sirius XM and New Sirius have agreed to pay up to $150,000 in the aggregate of reasonable out-of-pocket costs and expenses incurred by the Malone Stockholders in connection with the preparation, negotiation, execution and delivery of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is included as Exhibit 7(b) to this Amendment and incorporated into this Item 4 by reference. In addition, for further information on the Voting Agreement, see the Form 8-K.

Other than as described herein, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board. As a result, Mr. Malone regularly has discussions with members of Issuer management, members of the Board, and stockholders of the Issuer, which discussions from time to time relate to management, governance and Board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Exchange Agreement. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Formula One Common Stock or Series B Liberty Live Common Stock into shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Formula One Common Stock and Series A Liberty Live Common Stock, respectively) (i) 964,685 shares of Series A Liberty SiriusXM Common Stock (including (A) 101,778 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 612,907 shares held by a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee and (C) 250,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Liberty SiriusXM Common Stock, (ii) 9,455,341 shares of Series B Liberty SiriusXM Common Stock (including (A) 286,086 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 8,681,015 shares held by the JM Revocable Trust, (C) 379,553 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “CRT”) and (D) 108,687 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.8% of the outstanding shares of Series B Liberty SiriusXM Common Stock, (iii) 241,170 shares of Series A Liberty Formula One Common Stock (including (A) 25,444 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 153,226 shares held by the JM Revocable Trust and (C) 62,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.0% of the outstanding shares of Series A Liberty Formula One Common Stock, (iv) 2,363,834 shares of Series B Liberty Formula One Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,156,373 shares held by the JM Revocable Trust, (C) 122,649 shares held by the CRT and (D) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 97.0% of the outstanding shares of Series B Liberty Formula One Common Stock, (v) 251,492 shares of Series A Liberty Live Common Stock (including (A) 26,533 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 159,784 shares held by the JM Revocable Trust and (C) 65,175 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Liberty Live Common Stock and (vi) 2,465,003 shares of Series B Liberty Live Common Stock (including (A) 73,988 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,262,545 shares held by the JM Revocable Trust, (C) 100,137 shares held by the CRT and (D) 28,333 shares held by the Trusts, over which Mr. Malone has a right of substitution which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.8% of the outstanding shares of Series B Liberty Live Common Stock.

The foregoing percentage interests are calculated based on the 98,128,712 shares of Series A Liberty SiriusXM Common Stock, 9,767,336 shares of Series B Liberty SiriusXM Common Stock, 23,981,960 shares of Series A Liberty Formula One Common Stock, 2,437,583 shares of Series B Liberty Formula One Common Stock, 25,558,625 shares of Series A Liberty Live Common Stock, 2,546,146 shares of Series B Liberty Live Common Stock in each case, outstanding as of October 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.9% of the voting power with respect to a general election of directors of the Issuer.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the CRT, and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Voting Agreement and the Exchange Agreement (defined and described in Item 6 of Amendment No. 4). The Trusts hold 108,687 shares of Series B Liberty SiriusXM Common Stock, 27,171 shares of Series B Liberty Formula One Common Stock and 28,333 shares of Series B Liberty Live Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(b)	Voting Agreement, dated December 11, 2023, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc., Sirius XM Holdings Inc., The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Remainder Unitrust (filed as Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-35707) dated December 12, 2023 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2023

/s/ John C. Malone
John C. Malone